

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Niv Krikov
Chief Financial Officer
Agrify Corporation
101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803

> **Re: Agrify Corp**
> **Registration Statement on Form S-1**
> **Filed December 22, 2020**
> **File No. 333-251616**

Dear Mr. Krikov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response to comment 1. Please revise the organization chart on page 1 to indicate the percentage of ownership Agrify Corporation holds in each entity. In addition, it appears from page 55 that Agrify Brands, LLC was formerly TriGrow Brands, LLC. Note 1 to the consolidated financial statements continues to refer to TriGrow Brands, LLC. Please revise references to this entity throughout the document to clarify its correct name and status. Further, if the Harbor Mountain LLC shown in your organization chart is the same entity as Harbor Mountain Holdings LLC, which you acquired in July 2020, as referenced on page 45, revise to clarify. Also, revise the discussion on page 1 to disclose your percentage of equity interest in Teejan Podponics, LLC, and briefly address your

relationship with that entity. Also, briefly describe the purpose or function of each of the named entities. Revise the discussion on pages 84-86 to name each of the entities you discuss. For example, name the joint-venture limited liability company referenced in the third paragraph of your "Corporate History" subsection.

Capitalization, page 38

2.   Please revise the table to incorporate indebtness, including long-term debt and notes payable, as part of your capitalization.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Acquisition of Harbor Mountain Holdings LLC, page 45

3.   We note your disclosure that the acquisition of HMH is not deemed material under applicable SEC rules and accordingly you do not consolidate the financial statements of HMH. Please reconcile this statement with the disclosure on page F-35 describing the acquisition and the consolidation of the assets and liabilities of HMH in your interim financial statements. Revise MD&A as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cost of Revenues, page 53

4.   Revise the discussion of the five-year agreement with Mack to disclose the length of the introductory period.

Security Ownership of Certain Beneficial Owners and Management, page 102

5.   Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the securities held by Advanced Glory Holding Limited (BVI) and Golden Success HK limited. Refer to Item 403 of Regulation S-K. Also, increase the font of the footnote numbers within the table so that they are legible. Currently the footnote font is too small to determine which notes correspond to which disclosure in the table.

Note 14 - Derivative Liabilities, page F-38

6.   Please revise to describe the valuation technique and quantify the significant unobservable inputs underlying the level 3 fair value measurement. Refer to ASC 820-10-50-2bbb.

Item 15. Recent Sales of Unregistered Securities, page II-1

7.   We reissue comment 10, as your disclosure continues to group multiple transactions. As one example, we note the convertible promissory notes totaling $12.5 million issued between August and December 2020. Please revise to provide the requested information each time securities were issued.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Julie Sherman at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Levine, Esq.